

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Sassine Ghazi
Chief Executive Officer
Synopsys, Inc.
675 Almanor Ave.
Sunnyvale, California 94085

      Re: Synopsys, Inc.
          Registration Statement on Form S-4
          Filed March 14, 2024
          File No. 333-277912

Dear Sassine Ghazi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Chris Moore